SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

File No. 0-17140

For the months of June/July 2009

Tomkins plc

(Translation of registrant's name into English)

East Putney House, 84 Upper Richmond Road,
London SW15 2ST, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F...X..... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934:

Yes....... No...X....

Exhibit Index

Exhibit No.

1.	Safe Harbour Statement
2.	Result of AGM
3.	Director/PDMR Shareholding
4.	Total Voting Rights
5.	Holding(s) in Company
6.	Treasury Stock
7.	Total Voting Rights

Exhibit 1

This document may contain "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 (the "Exchange Act"). When used in this document, the words "anticipate", "believe", "estimate", "assume", "could", "should", "expect" and similar expressions, as they relate to Tomkins or its management, are intended to identify such forward-looking statements. Such statements are based on management's good faith assumptions, anticipations, expectations and forecasts concerning Tomkins' future business plans, products, services, financial results, performance and future events and on information relevant to our businesses, industries and operating environments. Such forward-looking statements are subject to certain risks and uncertainties that could cause the actual results, performance or achievements of Tomkins to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Such risks and uncertainties, include, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, changes in laws or regulatory developments adverse to us (including environmental-related laws or regulations), difficulties we may face in maintaining necessary licenses or other governmental approvals, changes in the competitive position or introduction of new competitors or new competitive products, reduced demand for our products, loss of key customers or lack of acceptance of new products or services by Tomkins' targeted customers, difficulties in controlling our costs in correlation with the prices charged to our customers, increases in the cost of raw materials, difficulties in obtaining sufficient levels of supplies or equipment in a timely or cost-effective manner, loss of key distributors, product liability claims, inability to preserve proprietary interests in intellectual property, changes in business strategy, any management level or large-scale employee turnover, any major disruption in production at our key facilities, difficulties in raising sufficient capital on favourable terms, adverse changes in foreign exchange rates, embargoes, acts of terrorism or war, and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. For more discussion of the risks affecting us, please refer to Item 3.D. in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

These forward-looking statements represent our view only as of the date they are made, and we disclaim any obligation to update forward-looking statements contained herein, except as may be otherwise required by law.

Exhibit 2

TOMKINS PLC

RESULT OF AGM VOTING - 1 JUNE 2009

All of the Resolutions proposed at the Tomkins Annual General Meeting held on 1 June 2009 were duly approved by shareholders.

The result of the Poll on each Resolution was as follows:-

Resolution	Total For (including discretion)		Against		Withheld
	No. of Votes	% of Vote	No. of Votes	% of Vote	No. of Votes
1. Report and Accounts	579,812,591	99.79%	1,238,627	0.21%	832,518
2. Remuneration Committee report	225,769,370	61.17%	143,303,671	38.83%	212,817,506
3. Dividend	580,444,621	99.89%	625,427	0.11%	813,587
4. R.D. Gillingwater	571,917,572	99.07%	5,386,223	0.93%	4,573,461
5. D.D.S. Robertson	576,309,635	99.20%	4,650,618	0.80%	923,349
6. Re-appoint auditors	556,091,328	98.47%	8,616,248	1.53%	17,169,476
7. Auditors' remuneration	562,896,165	98.53%	8,372,489	1.47%	10,614,399
8. Allotment of relevant securities	543,482,721	95.27%	27,002,540	4.73%	11,404,504
9. Disapplication of pre-emption rights	580,266,233	99.88%	668,113	0.12%	944,298
10. Purchase of own shares	578,952,448	99.78%	1,257,547	0.22%	1,684,393
11. Notice of general meetings	543,276,166	93.53%	37,555,712	6.47%	1,051,276

A copy of the resolutions (other than resolutions concerning ordinary business) passed at the Annual General Meeting has been submitted to the Financial Services Authority ("FSA") and will shortly be available for inspection at the FSA's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

D P Burton

Company Secretary

2 June 2009

Exhibit 3

TOMKINS PLC

12 June 2009

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Acquisition of shares under the Tomkins Dividend Reinvestment Plan

Tomkins plc (the "Company") hereby gives notice of the following increases in the beneficial interests in ordinary shares of 9 US cents each in respect of the undermentioned Directors and Persons Discharging Managerial Responsibility. The acquisitions of shares in London at a price of 157.85 pence per share on 10 June 2009 represent the take-up of entitlements under the Tomkins Dividend Reinvestment Plan in relation to the final dividend of 2.00 US cents per ordinary share for the year ended 3 January 2009.

John Zimmerman - 1,794 (number of ordinary shares of 9 US cents each acquired);

Terry O'Halloran - 1,792;

This notification is made in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

Denise Burton (Company Secretary)

Tomkins plc

+44 (0)20 8871 4544

END

Exhibit 4

30 June 2009

Tomkins plc - Voting Rights and Capital

In conformity with the FSA's Disclosure and Transparency Rules, Tomkins plc (the "Company") notifies the market of the following:

Tomkins plc's capital consists of 884,151,772 Ordinary shares with voting rights. The Company holds 2,429,985 Ordinary shares in Treasury.

Therefore, the total number of voting rights in Tomkins plc is 881,721,787.

The above figure (881,721,787) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tomkins plc under the FSA's Disclosure and Transparency Rules.

D P Burton
Company Secretary
Tomkins plc
Tel. +44 (0)20 8871 4544

End.

Exhibit 5

TR-1:     notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Tomkins plc
2. Reason for the notification (please tick the appropriate box or boxes)
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation:

NWQ Holdings, LLC
Nuveen Investments, Inc.
Windy City Investments, Inc.
Windy City Investments Holdings, LLC
MDCP Holdco (Windy), LLC
Madison Dearborn Capital Partners V-A, L.P.
Madison Dearborn Capital Partners V-C, L.P.
Madison Dearborn Capital Partners V Executive-A, L.P.
Madison Dearborn Partners V-A&C, L.P.

4. Full name of shareholder(s) (if different from 3.):
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	30 June 2009
6. Date on which issuer notified:	1 July 2009
7. Threshold(s) that is/are crossed or reached:	3%
8. Notified details:

A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
GB0008962655 US8900302089	1,364,000 7,398,855		1,364,000 6,161,969		1,364,000 24,647,876		0.15% 2.80%

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A

Total (A+B)
Number of voting rights	% of voting rights
26,011,876 (this total represents total ADRs converted into Ordinary share equivalents in addition to Ordinary shares held 1 ADR=4 ORDs)	2.95%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

The voting rights are held by Tradewinds Global Investors, LLC which is controlled by NWQ Holdings, LLC, which is in turn controlled by Nuveen Investments, Inc, which is in turn controlled by Windy City Investments, Inc., which is in turn controlled by Windy City Investments Holdings, L.L.C., which is in turn controlled by MDCP Holdco (Windy), LLC, which is in turn controlled by Madison Dearborn Partners V-A&C, L.P. through its management of various private equity funds: Madison Dearborn Capital Partners V-A, L.P., Madison Dearborn Capital Partners V-C, L.P., and Madison Dearborn Capital Partners V Executive-A, L.P.

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:	None
14. Contact name:	D P Burton, Company Secretary, Tomkins plc
15. Contact telephone number:	+44 (0)20 8871 4544

Exhibit 6

27 July 2009

Tomkins plc

Transfer of shares held in Treasury

Tomkins plc (the "Company") announces that on 24 July 2009 it transferred for nil consideration 133,814 of its own ordinary shares out of its Treasury account to certain group employees to satisfy share entitlements under the Company's annual bonus incentive plan. The Company was informed of the registration of the transfer on 24 July 2009.

Following the transfer, the Company holds 2,296,171 shares in Treasury and has 881,855,601 shares in issue (excluding Treasury shares).

D P
Burton
Company Secretary
Tomkins plc
Tel. +44 (0)20 8871 4544

End.

Exhibit 7

31 July 2009

Tomkins plc - Voting Rights and Capital

In conformity with the FSA's Disclosure and Transparency Rules, Tomkins plc (the "Company") notifies the market of the following:

Tomkins plc's capital consists of 884,151,772 Ordinary shares with voting rights. The Company holds 2,296,171 Ordinary shares in Treasury.

Therefore, the total number of voting rights in Tomkins plc is 881,855,601.

The above figure (881,855,601) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tomkins plc under the FSA's Disclosure and Transparency Rules.

D P Burton
Company Secretary
Tomkins plc
Tel. +44 (0)20 8871 4544

End.

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                 By:   Tomkins plc
                                                                                                                                                         (Registrant)

Date:  4 August 2009

                                                                                                                                                 By: /s/ Denise Patricia Burton
                                                                                                                                                    ----------------------------
                                                                                                                                                 Name:  Denise Patricia Burton
                                                                                                                                                 Title:     Company Secretary